MAG Silver Corp.

March 26, 2010

For Immediate Release

NR#10-04

MAG SILVER EXTENDS MOLYBDENUM-GOLD

ZONE AT CINCO DE MAYO

0.32% molybdenum with 0.65 grams per tonne gold over 53.94 metres

0.098% molybdenum with 0.25 grams per tonne gold over 116.8 metres

Vancouver, B.C -- MAG Silver Corp. (TSX:MAG) (NYSE-A:MVG) (“MAG”) announces gold and molybdenum (“moly”) assay results from on-going drilling (12 reverse circulation holes and 21 diamond drill holes) of the Pozo Seco moly-gold discovery on its 100% owned Cinco de Mayo (or “Cinco”) property in northern Chihuahua State, Mexico.  Results reported here extend consistent moly-gold mineralization a further 600 metres to the northwest with 17 in-fill drill holes confirming mineralization continuity and earlier high-grade moly-gold results.  Drill results to date substantiate a minimum strike length of 1,700 metres and a 250-350 metre width, and 50 metre average thickness, to the Pozo Seco discovery zone, with mineralization remaining open along the controlling Lucia Fault system as step-out holes up to another 1,200 metres farther northwest report significant moly and gold values.

Drilling is continuing with 5 machines: (2 dedicated to in-fill drilling, 1 focused on extending the moly-gold zone along strike and 2 seeking the large-scale replacement and skarn mineralization typical of the deposits in the trend hosting Cinco de Mayo).  Moly is a typical (and proximal) component of Skarn-Carbonate Replacement Deposits (“CRDs”), and the moly zone outlined at Cinco is several times larger than that in the largest known CRDs in Mexico, suggesting that very large scale lead, zinc and silver (copper) mineralization may be present in the heart of Cinco de Mayo.  Gold, silver and base metal intercepts encountered at depth in some of the recent drill holes further substantiate MAG’s exploration model.

“Even at this early stage of drilling it is clear that Pozo Seco is developing real size and grade potential in the moly-gold zone and our successful large step outs through cover indicate that the system remains open along strike for some distance,” said MAG CEO Dan MacInnis.  “In addition to the stand-alone importance of this emerging moly-gold discovery, plugging its extent into our exploration model provides additional evidence that a very large CRD (skarn) system may lie at depth nearby.  There is clear large scale regional implications in what we are finding and not withstanding 190 boreholes we feel we are still at an early stage of evaluating this 128 square kilometre property.” All in all, Cinco de Mayo remains the chief focus of MAG’s exploration efforts on our 100% controlled properties.

Details and Discussion of Selected Holes

Hole CM10-182 reports 116.87 metres grading 0.098% moly with 0.25 grams per tonne (g/t) gold (39.42 to 156.29 metre depth), including 13 metres of 0.147% moly with 0.23 g/t gold (39.42-52.42 metre depth) and a deeper 13.57 metres carrying  0.239% moly with 1.1 g/t gold (125.96-139.53 metre depth).  This intercept extends the moly-gold zone 600 metres farther to the northwest from Hole 144 which reported 0.16% moly with 0.27 g/t gold over 43.97 metres (30.38 to 74.35 metre depth) (see Press Release of January 10, 2010).  Additional holes in this zone (160, 176, 185, and 191) demonstrate continuity in the zone, while others (171, 178, and 187) probably indicate lateral limits (see table below for details).

Pozo Seco remains open along the Lucia Fault to the northwest where drilling is continuing a further 800 metres towards the Tres Amigos area of Cinco where surface exposures indicate a continuation of the silicified breccias characteristic of the moly-gold zone.

Hole CM10-189 is the north westernmost hole reported here.  It was drilled on silicified breccia outcropos several hundred metres northeast of the projection of the Lucia Fault and cut several thin but high grade moly and moly-gold zones.  This indicates moly-gold mineralization continues another 800 metres past Tres Amigos, but the zone needs to be tested closer to the Lucia Fault where mineralization is typically thickest.

Thirteen core and reverse circulation holes were drilled to confirm mineralization continuity and grades in the Pozo Seco “Prime” zone around discovery holes CM08-83 and CM09-130. Hole CM10-175 is the best in-fill hole, lying 100 southeast metres of CM09-139.  It reports 0.326% moly with 0.65 g/t gold over 53.94 metres (31.40 to 85.34 metres depth).   Several of the earlier holes in this area were twinned with reverse circulation drilling (“RC”).  Moly values matched core drilling but recoveries were poor and RC was discontinued.

The combined drilling to date has outlined a tabular body approximately 1,700 metres long by 200 to 350 metres wide averaging almost 50 metres in thickness with significant moly and gold mineralization. Other drilling has identified two areas of significant gold intercepts away from the moly-gold zone.

Hole CM10-159 was the first hole drilled in the Pozo Seco south zone and cut gold-dominant mineralization, returning 22.70 g/t gold in a 0.85 metre zone within an overall 13.82 metres (80.82 to 94.64 metre depth) grading 1.85 g/t gold.  Hole CM10-188, drilled 1300 metres east of CM-159 on a separate structure also reported high gold: 6.26 g/t gold over 1.50 metres (9.14 to 10.64 metres down-hole). Drilling is planned to follow up on both of these new mineralized discoveries.

The tables below are presented by area and can be cross referenced with the diagrams located at www.magsilver.com. Reverse circulation twin holes are identified by RC in the table below.

Table 1.0  Highlights from Pozo Seco (Prime) Moly-Gold Zone

Hole ID	From Metres	To Metres	Interval Metres	Moly ppm	Moly %	Gold g/t
CM10-174RC	95.00	111.00	16.00	134	0.013	0.37
CM10-179	1.62	8.61	6.99	13	0.001	0.20
CM10-179	78.76	79.16	0.40	404	0.040	0.07
CM10-168RC	4.00	8.50	4.50	57	0.006	0.21
CM10-177RC	69.00	99.00	30.00	509	0.051	0.01
CM10-184RC	26.40	75.70	49.30	1103	0.110	0.08
Including	48.70	56.70	8.00	5457	0.546	0.18
CM10-172RC	19.00	76.00	57.00	752	0.075	0.04
including	19.00	34.00	15.00	1041	0.104	0.03
CM10-175	31.40	85.34	53.94	3262	0.326	0.65
including	78.10	85.34	7.24	7857	0.786	0.40
including	70.85	73.15	2.30	23730	2.373	0.94
CM10-162RC	10.00	72.00	62.00	1167	0.117	0.10
including	10.00	69.00	59.00	1218	0.122	0.10
CM10-173	No Significant Values
CM10-166	60.66	72.85	12.19	1097	0.110	0.39
including	60.66	64.72	4.06	2311	0.231	0.72
CM10-163	12.48	60.96	48.48	604	0.060	0.17
including	47.99	66.40	18.41	1070	0.107	0.08

including	46.48	66.40	19.92	1005	0.101	0.08
CM10-163	75.90	82.00	6.10	591	0.059	0.62
CM10-163	95.25	97.74	2.49	254	0.025	0.84
CM10-165RC	6.00	84.00	78.00	2827	0.283	0.06
including	51.00	63.00	12.00	6529	0.653	0.03
CM10-169	No Significant Values
CM10-186	27.53	30.48	2.95	694	0.069	0.22
CM10-167RC	0.00	42.00	42.00	1360	0.136	0.13
CM10-167	85.00	98.00	13.00	451	0.045	0.11
CM10-170RC	21.00	74.00	53.00	1782	0.178	0.19
including	60.00	62.00	2.00	15640	1.564	0.19
CM10-171	8.30	8.75	0.45	580	0.058	0.08
CM10-176	28.01	64.21	36.20	689	0.069	0.36
including	40.27	64.21	23.94	923	0.092	0.50
including	48.53	55.14	6.61	1459	0.146	0.24
CM10-176	74.79	86.07	11.28	319	0.032	0.02
CM10-176	149.35	152.29	2.94	185	0.019	1.16
CM10-178	74.19	74.81	0.62	546	0.055	1.87
or CM10-178	70.10	78.71	8.61	149	0.015	0.47

Table 2:  Tres Amigos Area

Hole ID	From Metres	To Metres	Interval Metres	Moly ppm	Moly %	Gold g/t
CM10-191	12.32	97.54	85.22	305	0.030	0.12
including	40.72	48.55	7.83	539	0.054	0.09
CM10-190	54.86	68.94	14.08	1177	0.117	0.28
CM10-182	39.42	156.29	116.87	981	0.098	0.25
including	39.42	52.42	13.00	1469	0.147	0.23
including	125.96	139.53	13.57	2388	0.239	1.06
including	136.10	140.51	4.41	1457	0.146	2.49
CM10-187	220.58	232.40	11.82	202	0.020	0.23
CM10-185	9.60	11.35	1.75	563	0.056	0.16
CM10-185	110.70	131.06	20.36	213	0.021	0.34
including	120.99	129.69	8.70	209	0.021	0.54
CM10-160	48.67	86.00	37.33	601	0.060	0.24
CM10-189	7.00	7.40	0.40	2210	0.221	0.72
CM10-189	110.55	112.34	1.79	1428	0.143	0.03
including	110.55	110.95	0.40	6350	0.635	0.06
CM10-189	2.1	7.4	5.3	257	0.020	0.07

Table 3:  Gold Zones

Hole ID	From Metres	To Metres	Interval Metres	Moly ppm	Moly %	Gold g/t
CM10-159	23.53	26.53	3.00	55	0.006	2.89
Including	23.94	25.90	1.96	78	0.008	4.24
CM10-159	80.82	94.64	13.82	2	0.000	1.85
Including	81.77	82.62	0.85	3	0.000	22.70
CM10-161	30.76	32.25	1.49	3	0.000	0.43
CM10-188	9.14	10.64	1.50	3	0.000	6.26

Table 4:  Sub – Prime Area

Hole ID	From Metres	To Metres	Interval Metres	Moly ppm	Moly %	Gold g/t
CM10-183RC	100.00	112.00	12.00	296	0.030	0.75
Including	100.00	102.00	2.00	33	0.003	1.20
CM10-181RC	No Significant Values
CM10-180RC	No Significant Values
CM10-164	29.45	30.45	1.00	56	0.006	0.06
CM10-164	75.40	76.20	0.80	2,490	0.249	0.06
CM10-164	91.75	92.75	1.00	785	0.079	0.34

About Pozo Seco:

Pozo Seco (Dry Well) lies above a strong 2 by 3 kilometres positive magnetic-high anomaly lying 4 kilometres southwest of the Jose Manto (silver, lead, zinc). To date, 33 holes have been drilled into molybdenum-gold or gold mineralization, starting at or near the surface, in a broad, gently east-dipping, breccia developed along the strong northwest-trending Lucia Fault zone.  The molybdenum mineralization gives way abruptly to gold mineralization at the southeast end of the zone, but remains open to northwest.

Quality Assurance and Control: The Company has in place a quality control program to ensure best practices in sampling and analysis. Samples were collected by employees of consulting firm Minera Cascabel S.A. de C.V. on behalf of MAG Silver Corp. The surface rock samples are shipped directly in security sealed bags to ALS-Chemex Laboratories preparation facilities in Hermosillo, Sonora or Chihuahua City (Certification ISO 9001). Sample pulps are shipped from there to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. All samples were assayed for gold by standard fire assay-ICP finish with a 50 gram charge. Gold values in excess of 3.00 g/t were re-analyzed by fire assay with gravimetric finish for greater accuracy. Silver, values in excess of 100 ppm are repeated by fire assay, zinc, copper and lead values in excess of 1% repeated by Atomic adsorption for high grade materials. Molybdenum is analyzed by ICP-MS to 1%, and checked by atomic adsorption, over 1% Molybdenum is being reanalyzed by Atomic adsorption methods for high grade materials.

Qualified Person: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 20 years of relevant experience focussed on silver and gold mineralization, and exploration and drilling in Mexico. He is a certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona registered geologist (ARG 21613). Dr. Megaw is not independent as he is a Director and Shareholder of MAG and is the vendor of this project, whereby he may receive additional shares. Dr. Megaw is satisfied that the results are verified based on an inspection of the core, a review of the sampling procedures, the credentials of the professionals completing the work and the visual nature of the silver and base metal sulphides within a district where he is familiar with the style and continuity of mineralization.

About MAG Silver Corp. (www.magsilver.com )

MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry. MAG and its partner Fresnillo plc are delineating a significant new silver vein discovery on the Juanicipio property in Zacatecas State, Mexico. The total contained metals at the Juanicipio property on a 100% project basis in the Indicated Resource are 83 million ounces of silver, 210,000 ounces of gold and 155 million pounds of lead and 269 million pounds of zinc. The Inferred Resources contain an additional 106 million ounces of silver, 356,000 ounces of gold and 301 million pounds of lead and 498 million pounds of zinc. MAG has also identified a silver, lead and zinc discovery at its 100% owned Cinco de Mayo property as well as a Moly-Gold discovery on the same property. MAG is based in Vancouver, British Columbia, Canada. MAG’s common shares trade on the TSX under the symbol MAG and on the NYSE-A under the symbol MVG.

On behalf of the Board of

MAG SILVER CORP.

"Dan MacInnis"

President and CEO

For further information on behalf of MAG Silver Corp. Contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 681-0894

Neither the Toronto Stock Exchange nor the American Stock Exchange has reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements including statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Cautionary Note to U.S. Investors: The U.S. Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “Inferred resources,” that the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html .